ATTORNEYS AT LAW 1025 Thomas Jefferson Street, NW | Suite 400 West Washington, DC 20007-5208 202.965.8100 | fax 202.965.8104 www.carltonfields.com

W. THOMAS CONNER Shareholder 202.965.8139 Direct Dial TConner@carltonfields.com April 24, 2024	Atlanta Florham Park Hartford Los Angeles Miami New York Orlando Tallahassee Tampa Washington, DC West Palm Beach

Via Electronic Mail and Edgar Transmission

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Brighthouse Shield Level II 6-Year Annuity Contract

Registration Statement on Form S-3 (File No. 333-276599)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on March 25, 2024, with regard to the above-referenced registration statement on Form S-3 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on January 19, 2024, relating to the above-referenced contracts (the “Contracts”).

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. Page numbers referenced in the comments relate to the blacklined courtesy copy of the prospectus in the Registration Statement provided supplementally to the Staff. Defined terms used herein have the same meaning as in the prospectus in the Registration Statement.

1.	Cover Page

	Comment:	On the front cover page and in the sections of the prospectus that discuss required minimum distributions disclose that:

The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as required minimum distributions. We apply an Interim Value adjustment to amounts removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to XX% of your investment. Withdrawals could also result in significant reductions to your contract value and the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to surrender charges, income taxes, and income tax penalties if taken before age 59 1/2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional.

On the front cover, disclose that the company could limit positive index gains.

Also prominently disclose on the cover that the currently offered options have buffers of A, B and C% and investors could lose up to X, Y and Z% in an index option due to poor index performance. Also prominently state with this disclosure that index options and downside limits could change in the future, but they will always offer an index option with a buffer of at least X%.

Response:	In line with Staff Comment 2, the Registrant will add certain of the requested disclosure regarding required minimum distributions to the Cover Page.

In addition, the Registrant will also add disclosure regarding the risks associated with Interim Value calculations and withdrawals, which is similar to the risk disclosure in the SmartGuard Plus “Risk Factors” section of the prospectus, but has been tailored to reflect the characteristics of the Contracts. The Registrant will add the following disclosure to the “Risk Factor—Risks of loss” section on page 15, but it does not believe it is necessary or appropriate to add the disclosure to the cover page of the prospectus:

“To determine the Interim Value, we apply a formula which does not reflect the actual performance of the applicable Index, but rather a determination of the value of hypothetical underlying investments at the time of the Interim Value calculation. This amount could be more or less than the Investment Amount on the Term End Date. It also means that you could have negative performance, even if the Index Value has increased at the time of the calculation. Unless you have exercised Performance Lock, all withdrawals from a Shield Option, including death benefit payments, transfers, annuitization, Performance Lock, and withdrawals before the Term End Date will be based on the Interim Value.

Withdrawals before a Term End Date could have adverse impacts even if the Index Value has increased at the time of the calculation because an early withdrawal will not allow you to participate in the Index Performance for the Term with your entire Investment Amount. If you withdraw Account Value allocated to a Shield Option, the withdrawal will reduce the Investment Amount for that Shield Option by the percentage reduction in the Interim Value of that Shield Option. A proportional reduction may be larger than the dollar amount of your withdrawal even if the Index Value has increased. If you have exercised the Performance Lock, a withdrawal will reduce your Performance Lock Value by the dollar amount of the withdrawal.”

We note that in the initial Registration Statement this disclosure was in the prospectus under the caption “Effects of Withdrawals, Surrender, Annuitization or Death”. To avoid unnecessary repetition and redundancy, we have moved portions of this disclosure to the “Risk of loss” and added a cross-reference to that section in the “Effects of Withdrawals, Surrender, Annuitization or Death.”

The Registrant respectfully declines to add requested disclosure such as an investor “could lose up to XX%” of his or her investment or that “the currently offered options have buffers of A, B and C% and investors could lose up to X, Y and Z.” This type of disclosure has been proposed but not yet adopted by the Commission in connection with the RILA/Form N-4 amendments, it believes that it would be most appropriate to wait for standardized rules in this respect. While the Registrant declines to add this specific disclosure, it notes that it will add disclosure stating that the investor could lose money, up to all or a significant amount of the principal, as well as earnings from prior Allocation Options.

The Registrant notes further that the last sentence of the last paragraph in the comment above is not supported by the Contract or Contract schedule – the Contract does not provide that it will always offer a Shield Option with a specified buffer. Moreover, this feature was not approved by any state insurance department, was not considered in pricing the Contract, and is not provided for in the current operational systems supporting the Contract. While the Registrant declines to add that a specific buffer rate will always be offered, the prospectus includes disclosure stating that one Shield Option available and also provides the minimum guaranteed rates for each rate crediting type.

2.	Cover Page

	Comment:	Add risk of loss disclosure consistent with the Registrant’s “SmartGuard Plus” registered index-linked life insurance policy.

	Response:	See the Registrant’s response to Comment 1.

3.	Cover Page

	Comment:	Add free look disclosure.

	Response:	The Registrant will add the requested disclosure.

4.	Special Terms—Account Value (Page 4)

	Comment:	After “the value of the Shield Option(s),” add a parenthetical to the effect of “(i.e., the Investment Amount).”

Response:

The Registrant respectfully declines to add this additional disclosure because the value of the Shield Option depends on the day of calculation – it could be Investment Amount (if the calculation is on a Term Start Date or Term End Date), Interim Value (if any other Business Day other than a Term Start Date or Term End Date and the Performance Lock has not been exercised), or the Performance Lock Value. The Registrant posits that each of these terms is thoroughly defined and a potential investor or contract owner will know what value applies to a particular Shield Option.

5.	Special Terms—Holding Account (Page 5)

	Comment:	Would the statement in the second sentence of the definition of Fixed Account apply to the Holding Account, and if so, add the statement to the definition of Holding Account.

	Response	The statement would apply and the Registrant will add the requested disclosure.

6.	Special Term—Fixed Account Term (Page 5)

Comment:

The Staff notes that with respect to the definition of “Fixed Account Term,” the Registrant substituted this term for “Interest Rate Term” used in previous Shield prospectuses, but used the terms “Interest Rate Term End Date” and “Interest Rate Term Start Date” on the next page.

	Response:	The Registrant will revise the terms on the next page consistent with the Staff’s comments.

7.	Special Terms—Interim Value (Page 6)

	Comment:	The Staff notes that the prospectus section referenced in the parenthetical “(as described in the “Calculation of Interim Value” section)” does not exist.

	Response:	The Registrant will correct the reference.

8.	Special Terms—Investment Amount (Page 6)

	Comment:	In the last sentence add “daily” before “Interim Value Calculation”.

Response:

The Registrant respectfully notes that the referenced sentence was recently drafted in close coordination with the Staff. Moreover, the definition of “Interim Value” states clearly that Interim Value is calculated on each Business Day, which term is clearer than “daily.” Accordingly, the Registrant respectfully declines to make the requested revision.

9.	Special Terms—Shield Rate (Page 8)

Comment:

Revise from “[a] buffer that limits the amount of any negative Index Performance that is absorbed by us at the Term End Date” to “[a] limited buffer that absorbs part of any negative Index Performance at the Term End Date”.

Response:

The Registrant notes that a “buffer” by its nature is limited, so using the term “a limited buffer” could be confusing to potential investors and contract owners. Accordingly, the Registrant respectfully declines to make the requested revision.

10.	Summary (Page 9)

	Comment:	At the beginning of the fourth sentence in the third paragraph, add “based on” or “for example,” or delete “with a 1-Year Term.” Also, please add “when applicable” to the end of the sentence.

	Response:	The Registrant will revise the disclosure for clarity.

11.	Summary (Page 9)

	Comment:	In the third sentence of the fifth paragraph, disclose in what form contract owners will receive notification.

	Response:	The Registrant will revise the disclosure as requested.

12.	Summary (Page 9)

Comment:

In connection with the struck-through sentence that begins with “[t]he Performance Lock rider ...”, supplementally confirm to the Staff that the Performance Lock Rider is available in all states or add disclosure stating that it is available in all states.

	Response:	The Performance Lock feature is part of the Shield Option riders, and the Shield Option riders are approved in all states where the Contract is approved.

13.	Key Features of the Contract—Performance Lock (Page 11)

Comment:

The Staff notes that it finds the last sentence of the first paragraph confusing and suggests that the Registrant consider disclosure along the lines of “[t]he Performance Lock Value will be used as the Interim Value for the remainder of the term.”

Response:

The Registrant respectfully declines to add the suggested disclosure, because the suggested disclosure would be inconsistent with the way the Performance Lock feature works –once a contract owner exercises the Performance Lock for a Shield Option, the value of that Shield Option is the Performance Lock Value until the Term End Date or until the contract owner transfers out of that Shield Option on a Contract Anniversary. As such, that Shield Option no longer has an Interim Value or Investment Amount.

14.	Key Features of the Contract—Transfers (Page 12)

	Comment:	Reconcile the last paragraph in the “Transfers” section with the last sentence on page 16 – “Partial transfers of Interim Value are not permitted.”

	Response:	The Registrant will revise the disclosure for clarity.

15.	Risk Factors—Effect of Withdrawals, Surrender, Annuitization or Death (Page 15)

	Comment:	Delete “make a withdrawal” in the first sentence of the second bullet.

	Response:	The Registrant will delete the referenced disclosure.

16.	Risk Factors—Effect of Withdrawals, Surrender, Annuitization or Death (Page 16)

	Comment:	Revise “have negative performance” in the third sentence in the first paragraph of the first full bullet on page 16 along the lines of “have a negative Interim Value....”

	Response:	The Registrant will revise the disclosure for clarity. The Registrant also notes that it has moved this disclosure to the “Risk of loss” section.

17.	Risk Factors—Effect of Withdrawals, Surrender, Annuitization or Death (Page 16)

Comment:

Revise the last sentence in the first paragraph of the first full bullet on page 16 along the following lines: “If you exercise Performance Lock, [here’s what happens]. If you do not exercise Performance Lock, [here is what happens]”. Delete “transfers” in the same sentence.

	Response:	The Registrant will revise the disclosure as requested.

18.	Risk Factors—Limitations on Transfers (Page 16)

	Comment:	Please confirm the accuracy of the last sentence (in bold) on page 16.

	Response:	The Registrant will revise the disclosure for clarity.

19.	Risk Factors—Availability of Shield Options (Page 17)

	Comment:	Add the following to the end of the third sentence of the first paragraph on page 17: “although it may not be substantially similar to one of the currently available Shield Options.”

	Response:	The Registrant will add the requested disclosure.

20.	Risk Factors—Shield Rate Risks (Page 17)

	Comment:	Add the “Shield Options with Higher Shield Rates” risk factor from the Registrant’s supplement that described Step Rate Edge.

	Response:	The Registrant will add the requested risk factor.

21.	The Annuity Contract (Page 20)

Comment:

With respect to the sentence in the second full paragraph on page 20 that begins “Your financial representative...,” the Staff notes that there was similar disclosure earlier in the prospectus and requests that the Registrant match that earlier disclosure here, which stated that “current and MINIMUM interest rates...”

	Response:	The Registrant will revise the disclosure as requested.

22.	Term—Term End Date (Page 24)

	Comment:	In the third sentence of the first full paragraph on page 24, replace “current” with “maturing.”

	Response:	The Registrant will make the requested revision.

23.	Indices—Discontinuation or Substantial Change to an Index (Page 24)

Comment:

Beginning with the second sentence of the carry-over paragraph beginning at the bottom of page 24, generally match the disclosure in the remainder of this paragraph with the “An Index may be Substituted” disclosure on page 17. Before “Upon substitution...” add “The substituted Index may not be acceptable to you.” Then, for the remainder of this paragraph, add disclosure to the effect that “the performance of the new Index may not be as good as the one that is substituted and as a result your Index Performance may have been better if there had been no substitution.”

	Response:	The Registrant will make the requested revisions.

24.	Indices—Index Value (Page 25)

Comment:

Revise the paragraph to be consistent with the newly revised definition of “Index Value” – i.e., “If an Index Value is not published on a Business Day, the closing Index Value on the next Business Day in which the Index Value is published will be used.”

	Response:	The Registrant will make the requested revision.

25.	Indices— Index Performance (Page 25)

	Comment:	Given how the definition of “Index Performance” has changed, does the disclosure “to any day” continue to be relevant?

	Response:	The Registrant will revise this paragraph for clarity and to be consistent with the language in the Contract.

26.	Rate Crediting Types—Cap Rate (Page 26)

	Comment:	With respect to the last sentence of the first full paragraph, the Staff believes that this is good disclosure, but please add the same disclosure to the other two crediting types.

	Response:	In response to the Staff’s comment, the Registrant will revise the disclosure regarding notification on maturing Shield Options and how to obtain renewal rates to be consistent with each other.

27.	Rate Crediting Types—Step Rate (Page 26)

	Comment:	In the first full paragraph, bold “is not an annual rate” in the second to last sentence.

	Response:	The Registrant will make the requested revision.

28.	Investment Amount (Page 28)

Comment:

With respect to the phrase “or the next Interim Value calculation” at the end of the second paragraph, the Staff reiterates its comment about being clear about saying “or the next DAILY Interim Value calculation”.

	Response:	Please see the Registrant’s response to Comment 8.

29.	Interim Value Calculation (Page 39)

	Comment:	Explain the meaning of “derivative asset index value” in Example 2A.

Response:

The Registrant may have misunderstood the comment – there is no term “Derivative Asset Index Value,” although there is a term “Derivative Asset Proxy.” The Registrant will add the parenthetical “(as defined in Appendix F)” after the term “Derivative Asset Proxy”.

30.	Interim Value Calculation (Page 39)

	Comment:	Explain the definition of the term “Market Value Rate” used at the top of page 39

	Response:	The Registrant will add the parenthetical “(as defined in Appendix F)” after the term “Market Value Rate.”

31.	Interim Value Calculation (Page 39)

Comment:

With respect to the reference to “[t]he valuation of the options is based on standard methods ...” at the beginning of the fourth paragraph on page 39, please explain what method is being used – e.g., Black-Scholes.

	Response:	The Registrant respectfully declines to revise the referenced disclosure; however, the Registrant will identify the method used in the paragraph before the referenced disclosure.

32.	Interim Value Calculation (Page 39)

	Comment:	Please hyperlink the term “Appendix F” used in the sixth paragraph on page 39 to Appendix F.

	Response:	The Registrant respectfully declines to make this revision and submits that it believes that it would be most appropriate to wait for standardized rules in this respect.

33.	Interim Value Calculation (Page 39)

Comment:

At the end of the paragraph on page 39 that begins with “The withdrawal amount...,” add disclosure to the effect that “[t]he remaining Investment Amount after a withdrawal will be used as the new Investment Amount for the Term until the Term End Date or the next Interim Value calculation for that Shield Option.” See, e.g., page 47.

	Response:	The Registrant will add the requested disclosure.

34.	Interim Value Calculation—Example 2 Calculating your Interim Value (Page 41)

Comment:

With respect to the line item in the middle of page 41 that states that “2) 25% 2-Year Step Rate; S&P 500; Step Rate 18%; 15% Shield Rate,” the Staff questions whether the 18% Step Rate, and the 130% cap rate used in footnotes 3 and 4, are too high. Please use rates that are currently available.

	Response:	The Registrant finds that these rates align with currently available rates.

35.	Withdrawal Provisions (Page 47)

	Comment:	With respect to the sentence in the first paragraph that begins “However, this may result...,” clarify why there would be a larger amount.

	Response:	The Registrant will revise the disclosure as requested.

36.	Withdrawal Provisions (Page 47)

	Comment:	With respect to the example provided in the fifth paragraph, provide an additional example illustrating the outcome if the Performance Lock was exercised.

	Response:	The Registrant will add the requested example.

37.	Withdrawal Provisions Page 50

	Comment:	The Staff requests that 40% Index Performance used in Example 3A be revised to a rate that is currently available.

	Response:	The Registrant will revise this percentage as necessary.

38.	Withdrawal Provisions—Example 3A (Page 51)

	Comment:	With respect to footnote (3), try to break this paragraph so that each primary part of the calculation is on one line for ease of reference.

	Response:	The Registrant will make the requested revision to the extent practicable.

39.	Withdrawal Provisions—Example 3B (Page 51)

	Comment:	Delete “(sum of 1 + 2)(2)” or clarify what it is referring to; regardless, be consistent with Example 3A.

	Response:	The Registrant will revise the example for consistency.

40.	Transfers—Transfers without Performance Lock (Page 54)

	Comment:	With respect to the general use of “to or from” as used in the third sentence of the first paragraph on page 54, make sure the use of these descriptors is consistent throughout the prospectus.

	Response:	The Registrant has reviewed the use of the terms and confirmed they are correct. For example, the owner can transfer into or out of the Fixed Account, but they cannot transfer into the Holding Account. Owner-initiated transfers are only allowed out of the Holding Account.

41.	Transfers—Transfers during Term (Page 54)

Comment:

With respect to the caption “Transfers during Term” on page 54, the Staff notes that transfers are not allowed during a Term, and when one reads the substance of the subcaptioned disclosure, it doesn’t relate to subcaption - come up with new subcaption.

	Response:	The Registrant will delete the subcaption.

42.	Transfers—Transfers during Term (Page 56)

Comment:

With respect to the last sentence in the section on page 56, be consistent with previous disclosure regarding partial transfers, as noted in the previous comment on the Key Features chart - align all disclosure in the prospectus in this regard.

Response:

The Registrant will align all disclosure as requested. The Registrant notes that the referenced disclosure is correct. In addition, the Registrant will revise the subheading to “Transfers on a Contract Anniversary before the Term End Date.”

43.	Performance Lock (Page 56)

Comment:

In the “Performance Lock” section, disclose where an investor may access current Interim Values, including a toll-free number for an investor to call to request an Index Option Interim Value before executing a Performance Lock - also note that this value, which fluctuates daily, is calculated at the end of each Business Day and therefore may be more or less that the value quoted at the time of the call.

	Response:	The Registrant will revise the disclosure as requested.

44.	Performance Lock (Page 56)

	Comment:	Disclose that investors should speak to his or her financial professional before executing a Performance Lock.”

	Response:	The Registrant will add the requested disclosure.

45.	Performance Lock—Example 5B Performance Lock After Withdrawal (Page 59)

	Comment:	In footnote 4, change “6%” to “7%” or change “$2,800” to “$2,400”.

	Response:	The Registrant will change 6% to 7%.

46.	Federal Tax Considerations (Page 65)

	Comment:	The Staff notes that sections of the prospectus, like “Federal Tax Considerations”, that are to be updated by amendment, are subject to further review and comment by the Staff.

	Response:	The Registrant acknowledges the comment.

47.	Requests and Elections (Page 79)

	Comment:	With respect to the paragraph on page 79 that begins “[s]ome of the requests ...,” reinsert the Registrant’s website address somewhere since the paragraph above that gave the address has been deleted.

	Response:	The Registrant will make the requested revision.

48.	Appendix D The Fixed Account—Transfers (Page 93)

	Comment:	With respect to the last paragraph, the Staff again requests that the Registrant make “to and from” references consistent and include a reference to the Holding Account as necessary.

Response:

The Registrant will make these references consistent. The Registrant respectfully declines to include a reference to the Holding Account because the Holding Account is only utilized if the Fixed Account is not available. See response to Comment 49.

49.	Appendix E The Holding Account (Page 94)

	Comment:	Appendix E should also disclose how money flows from the Holding Account if there is not another Fixed Account available.

Response:

The Registrant notes that the disclosure is accurate. Amounts cannot flow from the Fixed Account to the Holding Account or from the Holding Account to the Fixed Account, as the Holding Account is only utilized if the Fixed Account is not available. If a Shield Option has reached its Term End Date and that same Shield Option is not available, the Contract Owner may provide us new allocation instructions or, if new instructions are not provided, the amount will automatically transfer into the Fixed Account. If the Fixed Account was not available, then the amount would automatically transfer to the Holding Account.

50.	Appendix E The Holding Account (Page 94)

	Comment:	Replace “current interest rate” in the third paragraph in this section with “current and guaranteed minimum interest rate”.

	Response:	The Registrant will make the requested change.

51.	Appendix F Interim Value of Shield Options (Page 96)

	Comment:	With respect to the sentence in the paragraph that begins “For the current market value of the Derivative Asset Proxy, ....” identify the methodology.

Response:

The Registrant will add the requested disclosure, identifying Black-Scholes as the methodology for calculating the current market value of the Derivative Asset Proxy, which methodology also covers the valuation of options.

52.	Part II of the Registration Statement

Comment:

The Registrant needs to provide an exhibit for the Performance Lock feature. Additionally, there are some exhibits that still need to be filed for Staff review, upon which the Staff may have additional comments. The Staff also notes that the Registrant needs to refile Powers of Attorneys specific to the filing – the POAs currently used are not close enough in time to filings and do not identify filings by current and proper product name.

Response:

The Registrant notes that the Performance Lock feature is described in the Shield Option riders, which were filed with the Registration Statement as part of exhibit number 4(a). The Registrant will file new POAs to be reflected in the pre-effective amendment.

53.	Part II Comments on Filing Fee Table

a.	Comment:	In the first table - Newly Registered Securities” in the “Fees to Be Paid” row, should the amounts shown in the 5th and 6th columns be deleted as unnecessary?

	Response:	The Registrant will file a new Calculation of Filing Fee Tables exhibit with the pre-effective amendment that will show the appropriate value in the referenced box.

b.	Comment:	Under “Rule 457(p),” in the third row captioned “Fee Offset Claims,” the box in the 6th row is not filled in whereas it is in other rows. Be consistent.

	Response:	The Registrant will file a new Calculation of Filing Fee Tables exhibit with the pre-effective amendment that will show the appropriate value in the referenced box.

c.	Comment:

In the last row of Table 2, the Fee Offset Claim is denoted as originating from (333-207091) (2015). However, the intervening registration statement from 2018 (333-226036) indicates that it carried forward unused filing fees from 333-207091 and 333-208664. Should the 333-208664 registration statement be reflected in the table and in footnote 5?

	Response:	The Registrant will file a new Calculation of Filing Fee Tables exhibit with the pre-effective amendment that will reflect all the applicable filings.

As always, we appreciate the Staff’s review of and comments on the Registration Statement. Please contact the undersigned at (202) 965-8139 with questions or comments.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner Shareholder

cc:

Michele Abate, Vice President and Associate General Counsel, Brighthouse Financial, Inc.

Alyson Saad, Managing Corporate Counsel, Brighthouse Financial, Inc.

Samantha Rawleigh, Corporate Counsel, Brighthouse Financial, Inc.